Exhibit 99.1
                                                                    ------------


Name and Address of
Reporting Person:               General Motors Investment Management Corporation
                                767 Fifth Avenue
                                New York, NY 10153

Issuer Name and Ticker
or Trading Symbol:              Special Value Expansion Fund, LLC [N/A]

Date of Earliest Transaction
Required to be Reported
(Month/Day/Year):               10/22/2004


Explantion of Response:
-----------------------

(1) GMAM Investment Funds Trust II (the "Trust"), a group trust organized for the benefit of certain trusts under certain employee benefit plans for General Motors Corporation, holds the securities referred to in line 2 of table 1 (the "Securities"). The reporting person ("GMIMCO") has retained under the Employee Retirement Income Security Act of 1974, as amended, the power to direct the voting and disposition of the Securities although it has no pecuniary interest therein. General Motors Trust Company is the trustee (the "Trustee") with respect to the Trust. GMIMCO is serving as investment manager with respect to the Securities and in that capacity it has the sole power to direct the Trustee as to the voting and disposition of the Securities. Because of the Trustee's limited role in the voting and disposition of the Securities, beneficial ownership of the Securities by the Trustee is disclaimed. Line 1 of Table 1 relates to GMIMCO's status as a 10% beneficial owner without pecuniary interest with respect to the Securities. Line 2 of Table 1 relates to the status of the Trust on behalf of which GMIMCO is making the report reflected on such line as a 10% beneficial owner that may have a pecuniary interest in the Securities. This filing should not be deemed an admission that either GMIMCO or the Trust is the beneficial owner of the Securities.